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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Intermountain Refining Co., Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

45885F 10 1

(CUSIP Number)

William N. Hagler, President
Intermountain Refining Co., Inc.
PO Box 35
Farmington, NM 87499
(505) 326-2668

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45885F 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William N. Hagler ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	X..................................................................................................................................

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO Shares received in stock distribution

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)__

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 560,408

	8.	Shared Voting Power ......................................................................................................

	9.	Sole Dispositive Power 560,408

	10.	Shared Dispositive Power ...............................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 560,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)__

13.	Percent of Class Represented by Amount in Row (11) 48.5%

14.	Type of Reporting Person (See Instructions) IN
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Item 1.	Security and Issuer
Common Stock, No Par Value of Intermountain Refining Co., Inc.

Item 2.	Identity and Background

	(a)	Name: William N. Hagler
	(b)	Residence or business address: 603 Merino Kraal, Farmington NM 87401
	(c)	Present principal occupation or employment: President and Director of Intermountain Refining Co., Inc., PO Box 35, Farmington, NM 87499
	(d)	During the last five years, Mr. Hagler has not been convicted in any criminal proceeding.
	(e)	During the last five years, Mr. Hagler has not been a party to any civil proceeding involving federal or state securities laws.
	(f)	Citizenship: US

Item 3.	Source and Amount of Funds or Other Consideration
The subject shares were received as a dividend distribution of Intermountain Refining Co., Inc. common stock by Unico, Inc.. No funds were used to acquire the Intermountain shares.

Item 4.	Purpose of Transaction
The subject shares were received in conjunction with a dividend distribution of Intermountain Refining Co., Inc. by Unico, Inc. as a result of the settlement of a legal action between Unico, Inc. and Starlicon Group Inc.

Item 5.	Interest in Securities of the Issuer
	(a)	Mr. Hagler holds 560,408 shares of common stock representing 48.5% of the issued and outstanding common stock of Intermountain as of the date of this report.
	(b)	Mr. Hagler holds sole voting and dispositive power to all 560,408 shares.
	(c)	There have been no transactions involving Intermountain common stock effected by Mr. Hagler during the past sixty days.
	(d)	No other persons are known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Hagler's holdings of Intermountain common stock.
	(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. N/A
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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships between Mr. Hagler and any other persons with respect to any securities of Intermountain.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date July 11, 2001

Signature /s/William N. Hagler

Name/Title William N. Hagler

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